Exhibit 4.9

DESCRIPTION OF SECURITES

Description of Capital Stock

The following is a summary of the material terms of our Class A common stock, which is registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and provisions of our Eleventh Amended and Restated Articles of Incorporation (the “Charter”) and bylaws (the “Bylaws”). This description is summarized from, and qualified in its entirety by reference to, the Charter and Bylaws, each of which is filed as an exhibit to this Annual Report on Form 10-K. We encourage you to read our Charter, our Bylaws, and the applicable provisions of the Nevada Revised Statutes.

Authorized Capital Stock

Our authorized capital stock consists of 250,000,000 shares, of which 150,000,000 are designated Class A common stock, par value $0.0001 per share; 50,000,000 are designated Class B common stock, par value $0.0001 per share; and 50,000,000 are designated preferred stock, of which 250,000 shares are designated as Series A preferred stock, par value $0.0001 per share.

Common Stock

Class A common stock

Our Class A common stock is listed on The Nasdaq Capital Market under the ticker symbol “BOXL.”

Voting Rights. Each share of our Class A common stock entitles its holder to one vote per share on all matters to be voted or consented upon by the stockholders. Cumulative voting for the election of directors is not provided for in our articles of incorporation, as amended and restated.

Dividend Rights. Subject to the rights of the holders of preferred stock, as discussed below, the holders of outstanding Class A common stock are entitled to receive dividends out of funds legally available at the times and in the amounts that the board of directors may determine.

Liquidation Rights. In the event of our liquidation or dissolution, the holders of our Class A common stock are entitled to share ratably in the assets available for distribution after the payment of all of our debts and other liabilities, subject to the prior rights of the holders of our preferred stock.

Other Matters. The holders of our Class A common stock have no subscription, redemption or conversion privileges. Our Class A common stock does not entitle its holders to preemptive rights. All of the outstanding shares of our Class A common stock are fully paid and non-assessable. The rights, preferences and privileges of the holders of our Class A common stock are subject to the rights of the holders of shares of any series of preferred stock which we may issue in the future.

Class B common stock

Our Charter authorizes Class B common stock, although at present we have no Class B common stock issued and outstanding. Our Class B common stock is only available for issuance upon exercise of stock options to be granted to Boxlight Group employees.

Voting Rights. The holders of Class B common stock have no voting rights, other than voting only on such matters as required by law.

Conversion Rights. Upon any public or private sale or disposition by any holder of Class B common stock, such shares of Class B common stock shall automatically convert into shares of Class A common stock.

Preferred Stock

Our board of directors has the authority to issue preferred stock in one or more classes or series and to fix the designations, powers, preferences, and rights, and the qualifications, limitations or restrictions thereof including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any class or series, without further vote or action by the stockholders.

 Governing Documents that May Have an Antitakeover Effect

Certain provisions of our Eleventh Amended and Restated Articles of Incorporation and our Bylaws, which are discussed below, could discourage or make it more difficult to accomplish a proxy contest, change in our management or the acquisition of control by a holder of a substantial amount of our voting stock.

-	Our Eleventh Amended and Restated Articles of Incorporation provide that our board of directors has the authority to issue preferred stock in one or more classes or series and fix such designations, powers, preferences and rights and the qualifications thereof without further vote by our stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of our Class A common stock.

-	Our Bylaws limit the ability to call special meetings of the stockholders to the chairman of the board of directors, the vice chairman of the board, the chief executive officer, the president or a majority of authorized directors. The stockholders have no right to request or call a special meeting and cannot take action by written consent.

-	Our Bylaws provide that the removal of a director from the board, with or without cause, must be by affirmative vote of not less than 2/3 of the voting power of our issued and outstanding stock entitled to vote generally in the election of directors (voting as a single class), excluding stock entitled to vote only upon the happening of a fact or event unless such fact or event shall have occurred, is required to remove a director from the Board with or without cause.

 We expect that these provisions will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.

TRANSFER AGENT AND REGISTRAR

The Transfer Agent and Registrar for shares of our common stock and preferred stock is VStock Transfer, LLC, Woodmere, New York. Our Transfer Agent and Registrar’s telephone number is (212) 828-8436.